SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.
-------  -------------------------------

          Bank Notes, Commercial Paper and Extendible Commercial Notes.

Item 2.  Issue, renewal or guaranty.
-------  ---------------------------

          Not applicable

Item 3.  Principal amount of each security.
-------  ----------------------------------

          Bank Notes - Ranging from $10,000,000 to $40,000,000. Outstanding at June 30, 2001 - $136,000,000.

          Commercial Paper - Various amounts ranging from $2,000,000 to $55,000,000. Outstanding at June 30, 2001 - $311,000,000.

          Extendible Commercial Notes - Various amounts ranging from $30,000,000 to $50,000,000. Outstanding at June 30, 2001 - $61,000,000


Item 4.  Rate of interest per annum of each security.
-------  --------------------------------------------

          Bank Notes - Rates of 3.88% to 5.07%.

          Commercial Paper - Rates ranging from 3.68% to 5.21%.

          Extendible Commercial Notes - Rates ranging from 4.04% to 4.59%.


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Item 5. Date of issue, renewal or guaranty of each security.

          Bank Notes, Commercial Paper and Extendible Commercial Notes - Various dates within the quarter ended June 30, 2001.

Item 6. If renewal of security, give date of original issue.

          Not Applicable.

Item 7.  Date of maturity of each security.
-------  ----------------------------------

          Bank Notes, Commercial Paper and Extendible Commercial Notes - Various dates until September 13, 2001.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.
-------  -----------------------------------------------------------------------

          Bank Notes - Chase Manhattan Bank

          Commercial Paper - Bank of America, First Boston, Merrill Lynch, and Goldman Sachs (ECNs)

Item 9. Collateral given with each security, if any.

          Not applicable.

Item 10. Consideration received for each security.
-------- -----------------------------------------

          Not applicable.

Item 11. Application of proceeds of each security.
-------- -----------------------------------------

          Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.        the provisions contained in the first sentence of Section
                    6(b)___

          b.        the provisions contained in the fourth sentence of Section
                    6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48 X.
                                  ---


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                                      - 3 -


Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52.


Date:  August 7, 2001                    ALABAMA POWER COMPANY



                                         By: /s/Wayne Boston
                                               Wayne Boston
                                           Assistant Secretary